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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VidaMed, Inc. (Name of Issuer)
Common Stock, par value $0.01 (Title of Class of Securities)
926530 10 6 (CUSIP Number)

Carol E. Malkinson, Esq.
Medtronic, Inc.
710 Medtronic Parkway Northeast
Minneapolis, Minnesota 55432
(612) 514-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 5, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 926530 10 6	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic, Inc. 41-0793183

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**		(a) / / (b) / /
** Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,100,000

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
6,100,000

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 926530 10 6	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic Asset Management, Inc. 41-1721127

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)**		(a) / / (b) / /
** Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
6,100,000

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
6,100,000

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1. Security and Issuer

    This Amendment No. 3 to Schedule 13D relates to Common Stock, $0.01 par value per share, of VidaMed, Inc. ("VidaMed") and amends the Schedule 13D filed by Medtronic, Inc. ("Medtronic") and Medtronic Asset Management, Inc. ("MAMI"). The name and address of the principal executive offices of the issuer of such securities are VidaMed, Inc., 46107 Landing Parkway, Fremont, California 94538.

Item 2. Identity and Background

    No change.

Item 3. Source and Amount of Funds or Other Consideration

    Not Applicable.

Item 4. Purpose of Transaction

    The reporting persons previously reported that MAMI acquired securities of VidaMed solely for investment purposes and that the reporting persons did not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D but that the reporting persons might, at any time and from time to time, review, reconsider and discuss with VidaMed or others the reporting persons' positions with respect to VidaMed which would thereafter result in the adoption of such plans or proposals. Medtronic and MAMI hereby amend the statement of purpose as follows:

    On December 5, 2001, VidaMed, Medtronic, Inc. and VidaMed Acquisition Corp., a wholly owned subsidiary of Medtronic, entered into an Agreement and Plan of Merger, pursuant to which VidaMed will become a wholly-owned subsidiary of Medtronic. The merger agreement provides that each outstanding share of VidaMed common stock will be converted into the right to receive $7.91 per share in cash and that each outstanding VidaMed stock option and warrant will be converted into the right to receive an amount in cash equal to the excess, if any, of (i) $7.91 multiplied by the number of shares of VidaMed common stock which are issuable upon exercise of such option or warrant (regardless of whether such option or warrant is vested as of the effective time of the merger) over (ii) the exercise price of those shares of VidaMed common stock subject to such option or warrant.

    In connection with the execution of the merger agreement, Medtronic loaned VidaMed $5 million for working capital and other general corporate purposes pursuant to a secured promissory note.

Item 5. Interest in Securities of the Issuer

    No Change.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    In accordance with the terms of the merger agreement described in Item 4 above, Medtronic will acquire VidaMed through the merger of VidaMed into a wholly-owned subsidiary of Medtronic.

Item 7. Material to be Filed as Exhibits

    Exhibit A — Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to initial Schedule 13D, filed January 14, 2000).

    Exhibit B — Agreement and Plan of Merger, dated as of December 5, 2001, among VidaMed, Inc., Medtronic, Inc. and VidaMed Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Form 8-K of VidaMed, Inc. filed December 6, 2001 (SEC File No. 000-26082).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 13, 2001	MEDTRONIC, INC.
		By:	/s/ DAVID J. SCOTT David J. Scott Senior Vice President and General Counsel
MEDTRONIC ASSET MANAGEMENT, INC.
		By:	/s/ DAVID J. SCOTT David J. Scott Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description
A	Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to initial Schedule 13D, filed January 14, 2000).
B
Agreement and Plan of Merger, dated as of December 5, 2001, among VidaMed, Inc., Medtronic, Inc. and VidaMed Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Form 8-K of VidaMed, Inc. filed December 6, 2001 (SEC File No. 000-26082).

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SCHEDULE 13D
SCHEDULE 13D
SIGNATURE
EXHIBIT INDEX